Filed under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filed by: OPNET Technologies, Inc.

Subject Company: OPNET Technologies, Inc.

SEC File No.: 000-30931

Dear Partner,

Earlier this week, Riverbed announced a definitive agreement to acquire OPNET.

Riverbed expects the acquisition to be completed during Calendar 2012. We believe this will result in significant, positive growth opportunities for Riverbed and OPNET partners, customers, and shareholders. As outlined in acquisition briefing, this combination of market leaders will create a powerful new force in the performance management market.

Please continue to work with your existing OPNET Business Development, Sales, Engineering, and Consulting representatives. We are still a separate company from Riverbed, and operating “business as usual” for the time being. That said, we understand that you may have questions about what the acquisition might mean for our relationship, and any investments you’ve made in OPNET-related business.

We intend to cover this topic in our Global Partner Briefing scheduled for this Friday, November 2nd at 11am (GMT -04:00, New York). Event registration is required; please register today to obtain WebEx logistics and add the event to your calendar.

We are more excited than ever before about the opportunity to win market share with our partners in the multi-billion dollar performance management market.

Sincerely,

Todd Kaloudis

Senior Vice President, Business Development & Global Channels

OPNET Technologies, Inc. (NASDAQ: OPNT)

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of OPNET Technologies, Inc. (“OPNET”) referred to in this communication has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Riverbed Technology, Inc. (“Riverbed”) will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and Exchange

Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares in the exchange offer. The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in Riverbed’s solicitation of OPNET’s stockholders to tender their shares in the exchange offer. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus nd certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.